UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, September 10, 2014

Brazilian Securities and Exchange Commission

Superintendency of Corporate Relations 2 – GEA-2

Rua Sete de Setembro, No. 111, 5th floor, Centro

Rio de Janeiro, RJ

20050-901

Attn.:	Fernando Soares Vieira
Superintendency of Corporate Relations
Daniel Alves Araújo de Souza
Superintendency of Relations with the Market and Intermediaries – 2

Re: Official Letter GEA-2/No. 252/2014

Dear Sirs,

Oi S.A. (“Oi” or “Company”), in response to the Letter GEA-2/No. 252/2014 (“Official Letter”), with respect to the news article published in the newspaper O Estado de São Paulo on September 6, 2014 regarding a potential proposal to acquire the shares of TIM Participações S.A. (“TIM Part”) held by Telecom Italia SpA (“Telecom Italia”), presents its considerations and clarifications regarding this matter.

As disclosed in the Material Fact dated August 26, 2014, the Company hired Banco BTG Pactual S.A. (“BTG Pactual”) to act as the Company’s agent, in accordance with the law, acting in its own name and in the interests of the Company, to review alternatives to enable a viable proposal for the acquisition of the shares held by Telecom Italia in TIM Part (the “Transaction”).

In the performance of its duties as the Company’s agent, BTG Pactual may enter into agreements with any entity that may participate in the Transaction, including in light of potential regulatory and competitive constraints that may result from the Transaction. However, the Company is not involved, to date, in any formal negotiations with any third parties in this respect.

Finally, with all due respect, the Company does not wish to confirm or deny the various speculations reported by the media regarding the potential Transaction that are not grounded in fact, as such statements could adversely affect the Company’s interests and strategies. For this reason, the Company will maintain its shareholders and the market informed of any material subsequent events related to the Transaction.

Regards,

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer